UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Columbia Pipeline Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

198281107

(CUSIP Number)

January 25, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 198281107		13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Vivaldi Holdings LLC 47-1205673

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power None (see Item 4)

	6	Shared Voting Power 3,007,616 (see Item 4)

	7	Sole Dispositive Power None (see Item 4)

	8	Shared Dispositive Power 3,007,616 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,007,616(1) (see Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row (9) 5.59%(2)

12	Type of Reporting Person HC

(1)  Aggregate amount beneficially owned is reported as of the close of business on February 3, 2017, the business day immediately preceding the filing date of this Schedule 13G.

(2)  Percentage calculated based on 53,843,466 aggregate Common Units outstanding as of October 31, 2016, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2016.

CUSIP No. 198281107		13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Vivaldi Asset Management, LLC 90-1006997

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power None (see Item 4)

	6	Shared Voting Power 2,721,232 (see Item 4)

	7	Sole Dispositive Power None (see Item 4)

	8	Shared Dispositive Power 2,721,232 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,232(1) (see Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row (9) 5.05%(2)

12	Type of Reporting Person IA

CUSIP No. 198281107		13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Vivaldi Capital Management, LLC 45-3825664

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power None (see Item 4)

	6	Shared Voting Power 286,384 (see Item 4)

	7	Sole Dispositive Power None (see Item 4)

	8	Shared Dispositive Power 286,384 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 286,384(1) (see Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row (9) 0.53%(2)

12	Type of Reporting Person IA

Item 1.
	(a)	Name of Issuer Columbia Pipeline Partners LP
	(b)	Address of Issuer’s Principal Executive Offices 5151 San Felipe St, Suite 2500, Houston, TX 77056

Item 2.
(a) – (c) This statement is filed on behalf of the following:

(1) Vivaldi Holdings LLC is a Delaware limited liability company (“VHL”), with its principal business office at 225 W. Wacker Drive, #2100, Chicago, IL 60606.

(2) Vivaldi Asset Management, LLC is a Delaware limited liability company (“VAM”), with its principal business office at 225 W. Wacker Drive, #2100, Chicago, IL 60606.

(3) Vivaldi Capital Management, LLC is a Delaware limited liability company (“VCM”), with its principal business office at 225 W. Wacker Drive, #2100, Chicago, IL 60606.

	(d)	Title of Class of Securities Common Units Representing Limited Partner Interests
	(e)	CUSIP Number 198281107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership

VAM and VCM are both investment advisers registered with the U.S. Securities and Exchange Commission under Section 2013 of the Investment Advisers Act of 1940. VCM acts as investment adviser to certain private funds and separately managed accounts, while VAM acts as investment adviser to certain investment companies registered under the Investment Company Act of 1940 (collectively with the private funds and separately managed accounts managed by VCM, the “Accounts”). VAM and VCM, by virtue of investment advisory agreements with the Accounts, have investment and voting power over securities owned of record by the Accounts. VHL may be deemed the beneficial owner of the securities covered by this Schedule 13G under Rule 13d-3 of the Securities Exchange Act of 1934 because, as the sole equity owner of VAM and the controlling interest holder in VCM, VHL has effective control over VAM and VCM.

VHL
	(a)	Amount beneficially owned 3,007,616
	(b)	Percent of class 5.59%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote 3,007,616
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 3,007,616
VAM
	(a)	Amount beneficially owned 2,721,232
	(b)	Percent of class 5.05%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote 2,721,232
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 2,721,232
VCM
	(a)	Amount beneficially owned 286,384
	(b)	Percent of class 0.53%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote 286,384
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 286,384

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Accounts described in Item 4 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts.  To the knowledge of VHL, VAM and VCM, the interest of any one such Account does not exceed 5% of the class of securities referred to above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2017

VIVALDI HOLDINGS LLC

By:	/s/ David Sternberg
	Name:	David Sternberg
	Title:	Managing Member

VIVALDI CAPITAL MANAGEMENT, LLC
By: Vivaldi Holdings LLC, its Managing Member

By:	/s/ David Sternberg
	Name:	David Sternberg
	Title:	Managing Member

VIVALDI ASSET MANAGEMENT, LLC
By: Vivaldi Holdings LLC, its Managing Member

By:	/s/ David Sternberg
	Name:	David Sternberg
	Title:	Managing Member